May 28, 2010	Jason L. Kropp
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3010 Washington, DC 20549-6010 Attn: Pamela A. Long, Assistant Director	+1 617 526 6421(t) +1 617 526 5000(f) jason.kropp@wilmerhale.com

Re:	Ameresco, Inc. Amendment Nos. 1 and 2 to Form S-l Filed May 10 and 14, 2010 File No. 333-165821
Dear Ladies and Gentlemen:
     On behalf of Ameresco, Inc. (“Ameresco” or the “Company”), submitted herewith for filing is Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-165821) (the “Registration Statement”) originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2010. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated May 20, 2010, from Pamela A. Long of the SEC, to George P. Sakellaris, President and Chief Executive Officer of the Company (the “Comment Letter”).
     For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.
General
1.	We note your response to comment two in our letter dated April 27, 2010. Please clarify whether you are registering for resale any shares issuable upon exercise of the warrants and/or options referenced on page 107 and whether the Mr. Sakellaris is selling the Class A stock to be issued upon the conversion of his Class B shares. Please revise the cover page as applicable.

Response:	The Company has revised pages 6, 36, 110 and 116 of Amendment No. 3 to clarify that some shares issuable upon exercise of the warrant and options are being registered for resale.
Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
Beijing     Berlin     Boston     Brussels     Frankfurt     London     Los Angeles     New York     Oxford     Palo Alto     Waltham     Washington

U.S. Securities and Exchange Commission
May 28, 2010

Mr. Sakellaris is not selling the Class A common stock to be issued upon the conversion of his Class B shares.
Currently, in addition to his holdings of preferred shares that will convert into shares of Class B common stock, Mr. Sakellaris owns shares of common stock, which will be reclassified as Class A common stock. The Company expects that Mr. Sakellaris may sell some of these shares of Class A common stock in the offering.
Overview, page 1
2.	We note your response to prior comment 10. Please disclose in the prospectus that this statement is based on data from Frost & Sullivan. We note the additional disclosure on page 32.

Response:	The Company has revised page 66 of Amendment No. 3 to provide further support for stating that it is a leading provider of energy efficiency solutions for facilities throughout North America. The Company respectfully notes that it has not referenced Frost & Sullivan in the additional language because the Company bases its belief on several factors, of which Frost & Sullivan-reported information is just one.
Management’s Discussion and Analysis, page 42
3.	We have read your response to comment 16 in our letter dated April 27, 2010 and have reviewed the supplemental CODM reports provided to us. As previously requested, please provide to us the CODM reports for the twelve months ended December 31, 2009 and 2008. Please also provide such reports for the quarter ended March 31, 2010 and March 31, 2009. Based on the set of bullet points in your response, it appears you believe that you have more than one operating segment but have aggregated them into one reportable segment. If so, it is not clear to us, given the CODM reports, that the operating segments exhibit similar economic characteristics, which is the foremost criterion for aggregation as described in ASC Topic 280-10-50-11. Please explain why it is appropriate to aggregate material operating segments that have different profit or operating margins.

Response:	Ameresco believes that it has only one operating segment and did not intend to imply, in its previous response, that it is aggregating multiple operating segments into one reportable segment. The Company also believes that its CODM reports, previously furnished to the Staff, clearly support this conclusion.

U.S. Securities and Exchange Commission
May 28, 2010

Ameresco’s business throughout all of its geographic regions is to provide energy solutions that enable its customers to reduce their energy consumption, lower costs and realize environmental benefits. The Company offers its customers a “menu” of various types of products and services, from which the customer selects the particular combination best suited for its needs. It is rare that any two customer projects would be comprised of the same combination of particular products and services, but all the projects are designed to achieve similar purposes for customers. There is nothing inherently different in the economic characteristics from project to project or product to product. While the Company generally seeks to apply consistent mark-ups, and achieve consistent gross margins or rates of return, across all of its customer projects, prices and margins may vary from time to time, from region to region and from project to project due to variables such as timing of implementation, competition, project scope and configuration, and unforeseen construction and operational issues.
The CODM, George P. Sakellaris, is focused primarily on the Company’s overall performance, receiving each month a complete, three-statement report of the consolidated financial results. Additionally, in order to gain insight on potential issues, he views monthly reports showing certain limited financial results for 17 different areas of responsibility, including regions of operation, functional areas and owned renewable energy projects. Importantly, these monthly reports are rolled-up directly into the monthly consolidated financial results for the Company and are not aggregated on any other basis. It should also be noted that:
•	The Company maintains a single general ledger and there are not separate ledgers for each area of responsibility;

•	The financial results of the Company are compiled on a centralized basis;

•	Resources (functional groups and cost centers) are shared across the areas of responsibility;

•	The monthly CODM reports are imprecise, “quick snapshots” that show part, but not all, of the costs and cash flows relevant to each area of responsibility, primarily those costs and cash flows that are variable — they do not constitute discrete financial information;

U.S. Securities and Exchange Commission
May 28, 2010

•	The monthly CODM reports are prepared so that the CODM can quickly identify potential problems and issues and take steps to address them; they are not prepared either to present a complete view of the operating performance of any area or to allocate resources;

•	Resources are allocated primarily through a centralized process based largely on market opportunities and specific customer projects and their stage of development or implementation.
In conclusion, the Company believes that the CODM reports demonstrate that management approaches the Company’s business as a single operating segment and that to establish more than one reportable segment would be to present the Company’s business in a manner inconsistent with how the CODM manages the business and inconsistent with the guidance provided by ASC 280.
Stock Based Compensation Expense, page 50
4.	We have read your response to comment 17 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. Please tell us your sales, net income and Adjusted EBITDA as of the quarters ended June 30, 2009 and September 30, 2009. Please update the table on page 52 for any options granted during the fourth quarter of 2009, the first quarter of 2010 and the options granted on April 26, 2010. If you are placing greater emphasis on the use of projected adjusted EBITDA in your fair value estimations, please disclose the adjusted EBITDA growth rate assumptions underlying your stock value estimates since the stock compensation amounts on page 10 are material to operating income, net income and adjusted EBITDA. Refer to Section 501.14 of the FRC. For example, as previously requested, if your 2009 adjusted EBITDA projections assumed an annual growth rate approximating 82%, which is the increase in your common stock value between January 28, 2009 and September 25, 2009, then that fact should be clearly disclosed and fully explained. Please note we may have further comment once the filing has been updated to include the March 31, 2010 financials and/or when the estimated offering price has been added to the prospectus.

Response:	The Company’s revenue, net income and adjusted EBITDA for the quarter ended March 31, 2009 were $73.4 million, $0.4 million and $2.4 million, respectively. The Company’s revenue and adjusted EBITDA for the quarter ended June 30, 2009 were $92.5 million and $4.2 million, respectively. The Company’s revenue and adjusted EBITDA for the quarter ended September 30, 2009 were $128.5 million and $13.4 million, respectively. The Company’s independent auditor has not performed a

U.S. Securities and Exchange Commission
May 28, 2010

review under AU 722, Interim Financial Information, of the operating results for the second or third quarters of 2009 and such operating results are therefore subject to adjustment based on such a review. Because no AU 722 review has been performed for such quarters, and because net income was not an operating metric used by the Company in determining enterprise value and common stock valuation, the Company respectfully requests that it not be required to provide at this time its net income for those quarters. The improvement in the Company’s operating results over those three quarters supports the improvement in the 12 months projected adjusted EBITDA over that same time period, which (as noted in the disclosure on pages 54 and 55 of Amendment No. 3) was a key factor underlying the increased common stock valuation between January 2009 and September 2009.
The Company has updated the table on page 52 to reflect the options granted in April 2010. There were no options granted in the fourth quarter of 2009 or the first quarter of 2010.
As disclosed on page 54, the Company placed greater emphasis on projected adjusted EBITDA in determining common stock valuation. The Company has added disclosure on pages 54 and 55 regarding the relative increases in projected adjusted EBITDA since January 2009. Although the valuation of the Company’s common stock increased 82% between January 2009 and September 2009, this increase was not based solely on an increase in projected adjusted EBITDA (which increased 30% between those dates). As noted on pages 54 and 55, the market valuation multiple applied to projected adjusted EBITDA increased from eight in January 2009 to 11 in September 2009; the cash from the pro forma exercise of stock options (which, as described on page 52, is taken into account in applying the market approach to estimate fair value) increased significantly between January and September 2009; and the September valuation also took into account the Company’s expectation that it would undertake an initial public offering within nine months.
Liquidity and Capital Resources, page 58
5.	We have read your response to comment 20 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. Based on these revised disclosures, it remains unclear how the $1.5 million increase in the restricted cash line item on the balance sheet has been reflected on the statement of cash flows. We note your explanation of the $33.1 million and $25.5 million withdrawn during 2009 and 2008, respectively; however, these amounts appear to be represented only in the operating section of the cash flow statement. Alternatively, provide a rollforward of the restricted

U.S. Securities and Exchange Commission
May 28, 2010

cash account and disclose where the significant components are included in the statement of cash flows.

Response:	The Company reflects restricted cash as an operating asset on its consolidated balance sheet and withdrawals from existing restricted cash accounts as cash flow from operations on its consolidated statements of cash flows. The creation of new restricted cash accounts is reflected as a decrease to cash flows from financing activities on the Company’s consolidated statements of cash flows. Appended as Schedule 1 is a rollforward of the restricted cash account for the periods ending December 31, 2008 and 2009, which indicates where the significant components of restricted cash movements are included in the Company’s consolidated statements of cash flows.
Project Financing, page 60
6.	We have read your response to comment 21 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. You state “As of December 31, 2009, except as noted above, we were in compliance with all of our financial and operational covenants.” It is not clear to what you are referring with the “except as noted above” qualification. Please clarify this in your filing.

Response:	The Company has revised page 63 of Amendment No. 3 in response to this comment.
Compensation Discussion and Analysis, page 90
Elements of Our Executive Compensation Program, page 91
Annual Incentive Bonus Program, page 92
7.	We note your response to comment 26 in our letter dated April 27, 2010. It does not appear that you have provided the secondary disclosure required by Instruction 4 to Item 402(b) of Regulation S-K regarding the difficulty for your named executive officers of achieving your undisclosed organizational unit goals. Please revise your disclosure accordingly. Additionally, please provide us with an analysis that explains in more detail how the disclosure of organizational unit goals would give competitors insight into your strategy and hiring needs.

Response:	The Company has included additional disclosure on page 95 of Amendment No. 3 concerning the anticipated difficulty of the Company achieving the revenue and adjusted EBITDA from ongoing operations goals for this organizational unit, as required by Instruction 4 to Item

U.S. Securities and Exchange Commission
May 28, 2010

402(b) of regulation S-K. The Company advises the staff that it believes that if competitors were aware of the revenue and adjusted EBITDA from ongoing operations of this organizational unit, they would gain valuable information about the attractiveness of the business opportunity presented by this aspect of the Company’s business, and may devote additional resources to competing with the Company in this market. There have been several examples in the past of competitors of the Company following the Company into markets or business opportunities (such as providing energy efficiency services to the public housing market and converting traffic lights for municipalities to LED-based lights) in which the Company believes it was the first in its industry to gain a foothold. Competitors may also place additional focus on hiring personnel for this part of the business, including attempting to hire current employees of the Company.
13. Commitments and Contingencies, page F-30
8.	We have read your response to comment 31 in our letter dated April 27, 2010 and the revisions made in the filing related thereto. You state on page F-31 that “The Company did not record an accrual for this matter as it was not deemed necessary.” Please revise your filing to disclose, if true; that you did not record such an accrual because you believe that it is remote that a liability would be incurred related to this claim/matter.

Response:	The Company has revised page F-31 of Amendment No. 3 in response to this comment. The Company did not provide an additional accrual beyond the adjustments made to its expected profit on the contract as the Company believes the likelihood of any additional adjustments or accruals is remote.
Part II — Information Not Required in Prospectus, page II-1
Item 16. Exhibits, page II-3
9.	We note your response to comment 37 in our letter dated April 27, 2010, and the Amended and Restated Credit and Security Agreement dated June 10, 2008, re-filed as Exhibit 10.5 to Amendment No. 2 to Form S-1. However, this exhibit appears to omit Schedules A and 2.1 with no corresponding request for confidentiality. Please file this credit agreement in its entirety, including all schedules and exhibits referenced therein. Please refer to Item 601(b)(10) of Regulation S-K.

Response:	The Company has refiled the Amended and Restated Credit and Security Agreement dated June 10, 2008 (the “Agreement”), including Schedule A, which was inadvertently omitted from the previously-filed Exhibit 10.5.

U.S. Securities and Exchange Commission
May 28, 2010

Although the Agreement contains internal references to Schedule 2.1, the Company confirms to the Staff that such schedule does not form a part of the Agreement and does not, in fact, exist.
Item 17. Undertakings, page II-3
10.	We note your response to comment 36 in our letter dated April 27, 2010, and reissue this comment. Unless you are planning to conduct the subject offering in reliance on Rule 415 of Regulation C and omit information from your prospectus in reliance on Rule 430C of Regulation C, please remove as inapplicable the undertakings provided in paragraphs (3) and (4) on page II-4.

Response:	The Company has revised page II-3 of Amendment No. 3 in response to this comment.
******

U.S. Securities and Exchange Commission
May 28, 2010

Please do not hesitate to contact the undersigned (617-526-6421) or Patrick J. Rondeau (617-526-6670) with any questions regarding this response letter.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp

Schedule 1

							Cash Flow Effects -
					Cash Flow Effects - Operations		Financing
					Contracts creating		Restrictions
					Additional Federal	Releases of	on Cash for
			Change in	Cash Flows	ESPC	Restricted Cash	Financing
	12/31/2007	12/31/2008	Accounts	Effect	Receivables	for Operating Costs	Requirements
Restricted Cash Accounts	$7,321,445	$7,743,238	$421,793	$(421,793)		$1,978,787	$(2,400,580)
Other ESPC Activity					$(2,760,459)
Long Term Debt — ESPC Projects					$(23,540,560)	$23,540,560
Total					$(26,301,019)	$25,519,347	$(2,400,580)
Cash Flow Line Item Reference:					Federal ESPC	Restricted Cash	Restricted Cash
					Receivable	Draws
					Financing

							Cash Flow Effects -
					Cash Flow Effects - Operations		Financing
					Contracts creating		Restrictions
					Additional Federal	Releases of	on Cash for
			Change in	Cash Flows	ESPC	Restricted Cash	Financing
	12/31/2008	12/31/2009	Accounts	Effect	Receivables	for Operating Costs	Requirements
Restricted Cash Accounts	$7,743,238	$9,249,885	$1,506,647	$(1,506,647)		$1,585,943	$(3,092,590)
Other ESPC Activity					$(21,435,496)
Long Term Debt — ESPC Projects					$(31,465,483)	$31,465,483
Total					$(52,900,979)	$33,051,426	$(3,092,590)
Cash Flow Line Item Reference:					Federal ESPC	Restricted Cash	Restricted Cash
					Receivable	Draws
					Financing